Exhibit 99.1

Kenon's Subsidiary OPC Announces Results of Share Offering

Singapore, July 4, 2022. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced the results of its public offering of new shares, which was announced on June 28, 2022.

OPC will issue 9,443,800 new ordinary shares in the offering at a price of NIS 35 per share. The total gross consideration to be received by OPC from the offering will be approximately NIS 331 million (approximately $94 million).

Kenon has been allocated 3,898,000 shares in the offering for an aggregate gross subscription amount of NIS 136 million (approximately $39 million). Following the completion of the public offering, Kenon is expected to hold approximately 58% of OPC’s shares.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the offering of OPC shares, including the terms and conditions of the offering, Kenon's expected holding of OPC's shares and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the public offering is not settled as contemplated or at all, risks relating to Kenon's participation in the offering and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.